Exhibit 99.9

Form 51-102F4 – Business Acquisition Report

Item 1 Identity of Company

1.1	Name and Address of Company

PEAK GOLD LTD. (formerly GPJ Ventures Ltd.) (the “Company”)

Suite 3400, 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

1.2	Executive Officer

Basil Huxham, Executive Vice President and Chief Financial Officer

Tel: 604 6964100

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

Pursuant to the Merger and Share Purchase Agreement dated March 27, 2007 (the “Agreement”) between the Company and Goldcorp Inc. (“Goldcorp”), the Company acquired (the “Acquisition”) from Goldcorp all of Goldcorp’s interest in the Peak Mine in Australia and the Amapari Mine in Brazil (collectively, the “Properties”). On April 3, 2007 by way of amalgamation pursuant to Section 270 of the Business Corporations Act (British Columbia) (the “Amalgamation”) of GPJ Acquisition Co. Ltd. (a wholly owned subsidiary of the Company) (“GPJ Acquisition”) with Peak Mines Ltd. (a wholly owned subsidiary of Goldcorp) (“Peak Mines”) to form a new wholly-owned subsidiary of the Company, Peak Mines Ltd., which in turn owned all of the issued and outstanding shares of Mineracao Pedra Branca do Amapari Ltda (“MPBA”), which owns the Amapari Mine and related assets in Brazil. The purchase price paid for the Amapari Mine was 155,000,000 common shares of the Company. Effective April 3 pursuant to the Agreement the Company had the right to acquire the Peak Mine and the funds for the acquisition were placed into escrow. The Company finalized the acquisition of the Peak Mine on April 27, 2007 by way of acquisition of all of the issued and outstanding shares of Goldcorp Asia Pacific Pty Ltd. (“Goldcorp APP”), through its subsidiary Peak Mines Ltd. Goldcorp APP indirectly owns the Peak Mine through its subsidiary Peak Gold Mines Pty Ltd. In consideration for all of the outstanding shares of Goldcorp APP, the Company paid US$200,000,000.

Concurrently with the closing of the Acquisition on April 3, 2007, the Company changed its name to Peak Gold Ltd.

Property Description

Peak Mine, Australia

The Peak Mine properties are situated in the vicinity of the Cobar Gold Field, approximately 700 kilometres by road northwest of Sydney, New South Wales, Australia. The Peak Mine properties include a 100% interest in four consolidated mining leases, a mining lease, a mining purposes lease and four exploration licences. In addition, Peak Mines has a 75% farm-in agreement on an exploration license with Zintoba Pty Ltd. and also a 51% farm-in agreement on an exploration license with Lydail Pty Ltd. The leases and licenses including those under farm-in agreements cover approximately 855 square kilometres surrounding the Peak Mine properties. In 2006, Peak Mines entered into an agreement with Polymetals Mining Services Pty Ltd. for the purchase of the open pittable resource contained within the confines of the Mount Boppy Mine, located 45 kilometres east of the Peak Mine properties. Most of the production from the Peak Mine properties is derived from ore mined at the underground operations which is supplemented by open cut stockpile material. The production forecast for 2007 is estimated at 119,000 ounces of gold and 8 million pounds of copper.

A NI 43-101 technical report has been prepared by Mine and Quarry Engineering Services, Inc. dated March 30, 2007 and is filed on SEDAR.

Amapari Mine, Brazil

The Amapari Mine properties are located in Amapa State in northern Brazil, approximately 220 kilometres by road northwest of the state capital of Macapa, a port city on the north bank of the Amazon River estuary. The Amapari Mine properties consist of an open-pit and heap leach operation sourcing ore from three open pits. The Amapari Mine properties covers approximately 231,139 hectares in the Vila Nova group greenstone belt comprising a series of mostly contiguous claim blocks and a mining license. The production forecast for 2007 is estimated at 95,000 ounces of gold.

2.2	Date of Acquisition

The Acquisition of the Amapari Mine was completed on April 3, 2007. The acquisition of the Peak Mine was finalized on April 27, 2007.

2.3	Consideration

In consideration for the Properties, the Company paid to Goldcorp US$300,000,000, paid as to US$200,000,000 in cash in payment for the shares of Goldcorp APP, and US$100,000,000 through the issuance of 155,000,000 common shares of the Company in payment for the shares of Peak Mines under the Amalgamation of GPJ Acquisition and Peak Mines. Funding for the Acquisition was provided by way of a concurrent private placement financing completed by the Company through its wholly-owned subsidiary, GPJ Acquisition. Canaccord Capital Corp. acted as lead agent together with BMO Nesbitt Burns Inc., GMP Securities L.P., Orion Securities Inc., Genuity Capital Markets and Desjardins Securities Inc. (collectively, the “Agents”) pursuant to an agency agreement entered into between GPJ Acquisition and the Agents, for the private placement sale of 435,000,000 subscription receipts (the “Subscription Receipts”) at a price of $0.75 per Subscription Receipt for gross proceeds of $326,250,000 (the “Financing”). The Financing closed on March 28, 2007. The gross proceeds from the Financing were placed into escrow and released from escrow on April 2, 2007 at which time the Subscription Receipts were automatically exchanged for units of the Company, each unit consisting of one common share and one-half of one warrant. The Company paid to the Agents an aggregate cash commission of 5% of the gross proceeds of the Financing.

2.4	Effect on Financial Position

The Company continues to review further opportunities for future growth through acquisitions. However, the Company has no current plans or agreements in place for material changes that may have a significant effect on the results of the operations and financial position of the Company on a consolidated basis.

2.5	Prior Valuations

Not applicable

2.6	Parties to Transaction

The transactions between the Company and Goldcorp were at an arm’s length. The transactions described herein are not with an informed person, associate or affiliate of the company.

2.7	Date of Report

June 15, 2007

Item 3 Financial Statements The following financial statements attached as Schedule “A” hereto are included in this Business Acquisition Report:

3.1 Unaudited pro forma condensed consolidated financial statements of the Company consisting of a condensed consolidated balance sheet as at March 31, 2007 and condensed consolidated statements of operations for the four months ended March 31, 2007 and for the year ended November 30, 2006, together with the notes thereto;

3.2 Audited combined financial statements of the properties acquired by the Company consisting of combined balance sheets as at December 31, 2006 and 2005 and combined statements of earnings (loss) and the cash flows for each of the years ended, together with the Auditors Report thereon and the notes thereto; and

3.3 Unaudited comparative combined financial statements of the properties acquired by the Company consisting of a combined balance sheet as at March 31, 2007 and combined statements of earnings (loss) and cash flows for each of the three month periods ended March 31, 2007 and 2006.

Cautionary Note Regarding Forward Looking Statements:

The report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Peak Gold. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peak Gold to be materially different from those expressed or implied by such forward-looking statements, such as those factors discussed in the section entitled “Risk Factors” in Peak Gold’s Filing Statement dated April 2, 2007, available at www.sedar.com. Although Peak Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Peak Gold does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Schedule A

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS OF

PEAK GOLD LTD

(formerly GPJ VENTURES LTD.)

PEAK GOLD LTD (formerly GPJ Ventures Ltd)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As at March 31, 2007

(US Dollars, unless otherwise stated in thousands)

	Peak Gold Ltd (C$)	Peak Gold Ltd (US$)	Peak & Amapari	Note		Pro Forma Adjustments	Pro Forma Consolidated
Assets
Current assets
Cash and cash equivalents	$741	$643	$13,670	4	(a)	$282,982	$75,308
				4	(a)	(200,000)
				4	(a)	(7,838)
				4	(a)	(14,149)
Accounts receivable	27	23	3,586			—	3,609
Prepaid & other			897			—	897
Inventories and stockpiled ore	—	—	30,802			—	30,802

	768	666	48,955			60,995	110,616
Deferred acquisition costs	512	444	—	4	(b)	(444)	—
Mining interests	—	—	273,303	4	(b)	74,538	347,841
Other	—	—	7,788			—	7,788

	$1,280	$1,110	$330,046			$135,089	$466,245

Liabilities
Current Liabilities
Accounts payable & accrued liabilities	$551	$478	$13,447			$—	$13,925
Income and mining taxes payable	—	—	1,676			—	1,676

	551	478	15,123			—	15,601
Future income and mining taxes	—	—	35,640	4	(b)	22,361	58,001
Reclamation and closure obligation	—	—	18,024			—	18,024
Future employee benefits	—	—	1,902			—	1,902

	551	478	70,689			22,361	93,528

Shareholders’ Equity
Share capital	38,520	33,737	259,357	4	(a)	282,982	405,822
				4	(a)	100,000
				4	(a)	3,252
				4	(a)	(259,357)
				4	(a)	(14,149)
Contributed surplus	68	59	—			—	59
Deficit	(37,859)	(33,164)	—			—	(33,164)

	729	632	259,357			112,728	372,717

	$1,280	$1,110	$330,046			$135,089	$466,245

PEAK GOLD LTD (formerly GPJ Ventures Ltd)

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Four Month Period Ended March 31, 2007

(US Dollars, unless otherwise stated in thousands)

	Peak Gold Ltd (C$)	Peak Gold Ltd (US$)	Peak & Amapari	Note		Pro Forma Adjustments	Pro Forma Consolidated
Revenues	$—	$—	$33,031			—	33,031
Operating expenses	—	—	(19,732)			—	(19,732)
Depreciation and depletion	—	—	(9,622)	4	(c)	(2,070)	(11,692)

Earnings from mining operations	—	—	3,677			(2,070)	1,607
Corporate administration	(79)	(67)	(1,123)			—	(1,190)
Exploration	—	—	(1,555)			—	(1,555)

Earnings (loss) from operations	(79)	(67)	999			(2,070)	(1,138)

Other income (expense)
Interest and other income	16	14	(648)			—	(634)
Foreign exchange gain	—	—	(143)			—	(143)

	16	14	(791)			—	(777)

Net earnings (loss) before taxes	(63)	(53)	208			(2,070)	(1,915)
Income and mining tax	—	—	(471)	4	(c)	621	150

Net loss	$(63)	$(53)	$(263)			$(1,449)	$(1,765)

Earnings per share
Basic	0.00	0.00					(0.00)
Diluted	0.00	0.00					(0.00)
Weighted – average number of shares outstanding (in 000’s)
Basic	116,638	116,638				595,000	711,638
Diluted	119,209	119,209				812, 500	931,709

PEAK GOLD LTD (formerly GPJ Ventures Ltd)

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Year Ended November 30, 2006

(US Dollars, unless otherwise stated in thousands)

	Peak Gold Ltd (C$)	Peak Gold Ltd (US$)	Peak & Amapari	Note		Pro Forma Adjustments	Pro Forma Consolidated
Revenues	$—	$—	$131,262			—	$131,262
Operating expenses	—	—	(83,602)			—	(83,602)
Depreciation and depletion	—	—	(33,359)	4	(c)	(8,787)	(42,146)

Earnings from mining operations	—	—	14,301			(8,787)	5,514
Corporate administration	(288)	(255)	(6,455)			—	(6,710)
Exploration	—	—	(5,421)			—	(5,421)
Write-down of mining interests	—	—	(172,930)			—	(172,930)

Earnings (loss) from operations	(288)	(255)	(170,505)			(8,787)	(179,547)

Other income (expense)
Interest and other income	8	7	(552)			—	(545)
Foreign exchange gain	—	—	1,415			—	1,415
Gain on disposal of subsidiaries	11,838	10,441	—			—	10,441
Bankruptcy and receivership Fees	(277)	(244)	—			—	(244)

	11,569	10,204	863			—	11,067

Net earnings (loss) before taxes	11,281	9,949	(169,642)			(8,787)	(168,480)
Income and mining tax	—	—	(4,636)	4	(c)	2,636	(2,000)

Net earnings (loss)	$11,281	$9,949	$(174,278)			$(6,151)	$(170,480)

Earnings per share
Basic	0.11	0.09					(0.24)
Diluted	0.11	0.09					(0.24)
Weighted – average number of shares outstanding (in 000’s)
Basic	108,058	108,058				595,000	703,058
Diluted	115,051	115,051				812,500	927,551

PEAK GOLD LTD (formerly GPJ Ventures Ltd)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the four month period ended March 31, 2007 and the year ended November 30, 2006

(Tabular amounts in thousands of shares or United States dollars, except earnings per share amounts)

1. Basis of presentation:

The unaudited pro forma balance sheet of Peak Gold Ltd. (the “Company”), formerly GPJ Ventures Ltd as at March 31, 2007 and unaudited pro forma statement of operations for the four months ended March 31, 2007 and for the year ended November 30, 2006 have been prepared by management of the Company , in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) , for illustrative purposes only, to show the effect of the Company’s agreement with Goldcorp Inc. (“Goldcorp”), that resulted in the acquisition of Peak Mine in Australia and Amapari Mine in Brazil whereby the Company paid $200 million in cash and 155 million shares with a value of $100 million for the purchase of these operations. The assumed effect of the sale has been reflected in the unaudited pro forma consolidated financial statements. These pro forma consolidated financial statements have been compiled from, and include:

(a) A pro forma consolidated balance sheet combining the unaudited balance sheet of the Company and the unaudited combined balance sheet of the operations owned by Goldcorp Inc. (the “Operations”) as at March 31, 2007. The Company’s unaudited balance sheet is converted from Canadian dollars to United States dollars at 1.1529 which is the closing rate on March 31, 2007.

(b) A pro forma consolidated statement of operations combining the unaudited statement of operations of the Company for the four months ended March 31, 2007 with the unaudited combined statement of operations of the Operations for the three months ended March 31, 2007. The Company’s unaudited statement of operations is converted from Canadian dollars to United States dollars at 1.1717, which is the average rate for the three months ended March 31, 2007.

(c) A pro forma consolidated statement of operations combining the unaudited statement of operations of the Company for the year ended November 30, 2006 with the unaudited combined statement of operations of the Operations for the year ended December 31, 2006. The Company’s unaudited statement of operations is converted from Canadian dollars to United States dollars at 1.1339, which is the average rate for the year-end November 30, 2006.

The pro forma consolidated balance sheet as at March 31, 2007 has been prepared as if the Purchase and Sale agreement with Goldcorp had occurred on March 31, 2007. The pro forma statements of earnings for have been prepared as if the transaction had occurred on December 1, 2005. It is management’s opinion that these pro forma financial statements present in all material respects, the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles. The pro forma financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the transaction been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma financial statements should be read in conjunction with the historical audited financial statements and notes thereto of the Company and the Operations.

2. Significant accounting policies:

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of the Operations currently owned by Goldcorp Inc. to be acquired by the Company for the year ended December 31, 2006 which are incorporated by reference in this Business Acquisition Report.

The accounting policies used in the preparation of these statements are consistent with the Company’s accounting policies for the four month period end March 31, 2007 and the year ended November 30, 2006.

3. Business acquisition:

Acquisition of Peak and Amapari from Goldcorp

On February 15, 2007, the Company entered into an agreement with Goldcorp to acquire Goldcorp’s Amapari mine in Brazil and its Peak mine in Australia (the “Acquisition”). The Company completed the acquisition of the Amapari mine and the Peak mine on April 3, 2007 and April 27, 2007, respectively. In consideration for the acquisition of the Amapari and Peak mines, the Company issued to Goldcorp 155 million common shares with a value of $100 million and paid $200 million in cash, respectively.

The business combination will be accounted for as a purchase transaction, with the Company the acquirer and the Amapari and Peak mines the acquiree. The results of the operations of the acquired assets will be included in the consolidated financial statements of the Company from their respective acquisition date. The Company will complete a valuation of the identifiable assets and liabilities acquired, including any goodwill that may arise from the acquisition. The actual amounts recorded on the acquisition will differ from the amounts recorded in this unaudited pro forma financial statement.

PEAK GOLD LTD (formerly GPJ Ventures Ltd)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the four month period ended March 31, 2007 and the year ended November 30, 2006

(Tabular amounts in thousands of shares or United States dollars, except earnings per share amounts)

In the preparation of these pro forma financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all relevant information available at the time these statements were prepared.

Purchase price:
Cash	$200,000
Common shares	100,000
Acquisition cost – 5 million shares	3,252
Acquisition cost – legal and accounting fees	444

$303,696

Net assets acquired:
Cash and cash equivalents	$5,832
Accounts receivable	3,586
Inventories & stockpiled ore	30,802
Mining interests	347,841
Accounts payable and accrued liabilities	(13,447)
Income and mining tax payable	(1,676)
Reclamation and closure cost obligations	(18,024)
Others	6,783
Future income tax	(58,001)

$303,696

4. Pro forma assumptions and adjustments:

The pro forma financial statements include the following pro forma assumptions and adjustments:

(a) To record the acquisition of Peak and Amapari mines at a total purchase price of $300 million, satisfied by the payment of $200 million in cash for Peak mine and $100 million for Amapari mine through the issuance of 155 million common shares of the Company. $200 million cash funded from the successful closing of equity financing from the issuance of 435 million common shares less 5% commission of $14.1 million. Reduction of cash of $7.8 million to record a permitted dividend from Peak to Goldcorp, in accordance with the Purchase and Sale Agreement. Foreign exchange rate of 1.1529 to determine the US dollar equivalent of the equity financing.

(b) An increase in mining interest of $74.5 million to give effect to the acquisition of Peak and Amapari. Corresponding increase of estimated future income tax liability of $22.4 million arising from the purchase price.

(c) To record adjustments to depletion expense resulting from adjustments to asset carrying values in the purchase allocations relating to Peak Mine. The depreciation expense is tax effected at 30% rate.

5. Pro forma earnings per share:

Basic and diluted earnings per share:

The average number of shares used in the computation of pro forma basic and diluted earnings per share has been determined as follows:

	Four Months ended March 31, 2007	Year-ended November 30, 2006
(in 000’s)
Weighted-average number of Peak Gold Ltd. shares issued	116,638	108,058
Additional shares of Peak Gold issued	595,000	595,000

Pro forma weighted average number of shares outstanding – basic and diluted	711,638	703,058

Pro forma adjusted net earnings	$(1,765)	$(170,480)
Pro forma adjusted basic and diluted earnings per share	$(0.00)	$(0.24)

COMBINED FINANCIAL STATEMENTS

OF OPERATIONS CURRENTLY OWNED

BY GOLDCORP INC. TO BE ACQUIRED

BY GPJ VENTURES LTD.

December 31, 2006

AUDITORS’ REPORT

To the Directors of Goldcorp Inc.:

We have audited the combined balance sheets of the Operations currently owned by Goldcorp Inc. to be acquired by GPJ Ventures Ltd. as at December 31, 2006 and 2005, and the combined statements of operations and Goldcorp’s net investment and cash flows for the years then ended. These combined financial statements are the responsibility of Goldcorp Inc’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Operations currently owned by Goldcorp Inc. to be acquired by GPJ Ventures Ltd. as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Chartered Accountants

Vancouver, Canada

March 26, 2007

OPERATIONS CURRENTLY OWNED BY GOLDCORP INC. TO BE ACQUIRED BY GPJ VENTURES LTD.

COMBINED BALANCE SHEETS

AT DECEMBER 31

(US dollars in thousands)

	Note	2006	2005
Assets
Current
Cash and cash equivalents		$16,486	$7,827
Accounts receivable		6,613	6,467
Income and mining taxes receivable		—	2,774
Prepaid and other assets		811	893
Inventories and stockpiled ore	3	25,850	22,841

		49,760	40,802
Mining interests	4	274,338	436,123
Future income taxes	5	—	67
Other		7,149	1,332

		$331,247	$478,324

Liabilities and Goldcorp’s Net Investment
Current
Accounts payable and accrued liabilities		$15,702	17,338
Income and mining taxes payable		1,228	—

		16,930	17,338
Future income and mining taxes	5	35,420	32,177
Reclamation and closure cost obligations	6	17,590	8,975
Future employee benefits		1,979	1,650

		71,919	60,140
Goldcorp’s Net Investment		259,328	418,184

		$331,247	$478,324

COMMITMENTS AND CONTINGENCIES (SEE NOTE 10)

APPROVED

DIRECTOR	DIRECTOR

OPERATIONS CURRENTLY OWNED BY GOLDCORP INC. TO BE ACQUIRED BY GPJ VENTURES LTD.

COMBINED STATEMENTS OF OPERATIONS AND GOLDCORP’S NET INVESTMENT

YEARS ENDED DECEMBER 31

(US dollars in thousands)

	Note	2006	2005
Revenues		$131,262	$66,916

Operating expenses		83,602	40,260
Depreciation and depletion		33,359	10,994

Earnings from mine operations		14,301	15,662

Corporate administration	11	6,455	3,091
Exploration		5,421	1,644
Write-down of mining interests	4	172,930	—

(Loss) earnings from operations		(170,505)	10,927

Other income (expense)
Interest and other income (expense)		(552)	1,182
Gain on foreign exchange		1,415	955

		863	2,137

(Loss) earnings before taxes		(169,642)	13,064
Income and mining taxes	5	4,636	1,776

Net (loss) earnings		$(174,278)	$11,288

Goldcorp’s Net Investment
Balance, beginning of the Year		$418,184	$317,475
Net (loss) earnings		(174,278)	11,288
Net contribution by Goldcorp		15,422	89,421

Balance, end of the Year		$259,328	$418,184

OPERATIONS CURRENTLY OWNED BY GOLDCORP INC. TO BE ACQUIRED BY GPJ VENTURES LTD.

COMBINED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

(US dollars in thousands)

	Note	2006	2005
Operating Activities
Net (loss) earnings		$(174,278)	11,288
Reclamation expenditures		(32)	—
Items not affecting cash
Depreciation and depletion		33,359	10,994
Future income tax		16	1,776
Foreign exchange and other		242	(459)
Write-down of mining interests		172,930	—
Change in non-cash operating working capital	8	(707)	(4,218)

Cash provided by operating activities		31,530	19,381

Investing Activities
Mining interests		(38,500)	(103,632)

Cash used in investing activities		(38,500)	(103,632)

Financing Activities
Net contribution by Goldcorp		15,422	89,421

Cash provided by financing activities		15,422	89,421

Foreign exchange impact on cash and cash equivalents		207	258

Increase in cash and cash equivalents		8,659	5,428
Cash and cash equivalents, beginning of year		7,827	2,399

Cash and cash equivalents, end of year		16,486	7,827

Cash and cash equivalents is comprised of:
Cash		$16,486	$1,923
Cash equivalents		—	5,904

		$16,486	$7,827

NOTES TO THE COMBINED FINANCIAL STATEMENTS OF OPERATIONS CURRENTLY OWNED BY GOLDCORP INC. TO BE ACQUIRED BY GPJ VENTURES LTD.

DECEMBER 31, 2006

(in United States dollars, except where noted, tabular amounts in thousands)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. (“Goldcorp” or the “Company”) signed a letter of intent on February 14, 2007 to sell its Peak mine in Australia and its Amapari mine in Brazil to GPJ Ventures Ltd., which will change its name to Peak Gold Ltd. (“GPJ” or “Peak Gold”) in connection with the transaction. Under the terms of the agreement, Goldcorp will receive from Peak Gold $200 million in cash (in payment for Peak mine) and $100 million payable through the issuance of 155 million Peak Gold common shares (in payment for Amapari mine). Upon completion of the transaction, which is subject to regulatory and GPJ shareholder approval, Goldcorp will own approximately 22 percent of Peak Gold.

Operations currently owned by Goldcorp to be acquired by GPJ (collectively, “Peak and Amapari”) are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold which is produced in Australia and Brazil is the primary product and is sold on the world market. The Australian operation also produces and sells quantities of copper.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

In March 2003, Wheaton River Minerals (“Wheaton”) acquired a 100% interest in the Peak mine in Australia from Rio Tinto Limited, a subsidiary of Rio Tinto plc (“RTP”), for a purchase price of $30 million.

In January 2004, Wheaton completed the acquisition of the Amapari Project in Brazil by acquiring all of the outstanding shares of EBX Gold Ltd., the owner of the Amapari Project, for $25 million in cash, 33 million Common Shares and 21,516,000 Series “B” Warrants for total consideration of $113.5 million. The mine started commercial production in January 2006.

In December 2004, Goldcorp and Wheaton announced a transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. Assets acquired by Goldcorp included a 100% interest in Peak mine in Australia and a 100% interest in Amapari gold project in Brazil. The transaction closed on February 14, 2005 and these combined statements reflect the fair values recorded by Goldcorp as if the transaction had closed on January 1, 2005. The fair value adjustments resulted in an increase in mining interests of $116.7 million, a decrease in long-term stockpiled ore of $3.3 million, and an increase in future income tax liabilities of $34 million on Peak’s balance sheet as well as an increase in mining interests of $14.6 million on Amapari’s balance sheet.

These combined financial statements set out the assets, liabilities, revenues, expenses, and cash flows of the Operations currently owned by Goldcorp Inc. to be acquired by GPJ pursuant to the agreement described above as at and for the years shown. These include 100% of Amapari mine in Brazil and 100% of Peak mine in Australia. The results of operations and cash flows of Peak and Amapari were included in the financial statements of Goldcorp for 2006 and the period February 15, 2005 to December 31, 2005 and in Wheaton for the period January 1, 2005 to February 14, 2005. All intercompany transactions and balances between Peak and Amapari have been eliminated – amounts with Goldcorp, Wheaton or other Goldcorp entities have not. These statements have been prepared by Goldcorp in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

(b)	Use of estimates

The preparation of combined financial statements in conformity with Canadian GAAP requires Goldcorp’s management to make estimates and assumptions about future events that affect the amounts reported in the combined financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these combined financial statements include, but are not limited to, the recoverability of accounts receivable, the quantities of material on leach pads and in circuit, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(e)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses and depreciation and depletion of mining interests. Supplies are valued at the lower of average cost or replacement cost.

The recovery of gold from certain oxide ores is achieved through the heap leaching process used in Amapari mine in Brazil. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold are recovered based on the average cost per recoverable ounce of gold on the leach pad.

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

(f)	Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mining properties in Note 4. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value is noted as non-depletable mining properties in Note 4. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations. Further development expenditures are capitalized to the property.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. Goldcorp determines commencement of commercial production based on the following factors which indicate that planned principal operations have commenced. These would include one or more of the following:

(i)	A significant portion of plant/mill capacity is achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	A development project significant to the primary business objective of the enterprise has been completed as to significant milestones being achieved.

Mine development costs incurred to maintain current production are included in operations. The nature of Goldcorp’s mine development costs includes costs related to accessing ore bodies that will be mined within the current production cycle. The costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction when compared with those mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in the future periods, the costs are capitalized and amortized at such time as the related mining area is mined as compared to current production areas where development costs are expensed as incurred given that the short term nature of these expenditures matches the benefit of the ore being mined.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

Goldcorp reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

(g)	Income and mining taxes

Goldcorp uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

(h)	Reclamation and closure cost obligations

Goldcorp’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. Goldcorp has made, and intends to make in the future, expenditures to comply with such laws and regulations. Goldcorp has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations.

(i)	Foreign currency translation

All operations apply the United States dollar as their reporting and measurement currency and therefore translate their operating results using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings. In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Combined Statements of Cash Flows.

(j)	Financial Instruments

The Company’s financial instruments comprise, primarily, cash and cash equivalents, accounts receivable, accounts payable, and income and mining taxes receivable/payable. The fair value of these financial instruments approximates their carrying values due primarily to their immediate or short-term maturity.

Goldcorp employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in interest rates and foreign currency exchange rates. Goldcorp has no contracts outstanding relating to the Operations currently owned by Goldcorp Inc. to be acquired by GPJ.

(k)	Future employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably. Liabilities recognized in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement. Liabilities recognized in respect of employee benefits which, are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by Goldcorp in respect of services provided by employees up to reporting dates.

3.	INVENTORIES AND STOCKPILED ORE

	2006	2005
Supplies	$9,660	$3,889
Finished goods	2,856	2,685
Work in process	6,825	2,328
Heap leach ore	6,015	12,844
Stockpiled ore	494	1,095

	$25,850	$22,841

Work in process

Work-in-process is the stage between the product (gold, silver, and copper) as it sits as a raw material (mined or stockpiled ore), and when it has been converted into the finished product (doré or concentrate).

Heap leach inventory

The recovery of gold from certain oxide ores is achieved through the heap leaching process used at the Amapari mine. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.

4.	MINING INTERESTS

	2006			2005
	Cost	Accumulated depreciation and depletion	Net	Cost	Accumulated depreciation and depletion	Net
Mining properties	$222,513	$27,889	$194,624	$332,078	$7,031	$325,047
Plant and equipment	96,178	16,464	$79,714	115,039	3,963	111,076

	$318,691	$44,353	$274,338	$447,117	$10,994	$436,123

A summary by property of the net book value is as follows:

	Mining properties
	Depletable	Non-depletable	Total	Plant and equipment	2006	2005
Amapari (a)	$9,267	$37,000	$46,267	$53,733	$100,000	$267,098
Peak	44,590	103,767	148,357	25,981	174,338	169,025

	$53,857	$140,767	$194,624	$79,714	$274,338	$436,123

(a)

The Company recorded a $172.9 million impairment charge against its investment in the Amapari mine as a result of a revision downward of its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006, reflecting the exclusion of sulfide mineralization previously included.

5.	INCOME AND MINING TAXES

	2006	2005
Current income and mining tax expense	$4,620	$—
Future income and mining tax expense	16	1,776

	$4,636	$1,776

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2006	2005
(Loss) earnings before income taxes	$(169,642)	$13,064
Canadian federal and provincial income tax rates	34.12%	34.12%

Income tax (recovery) expense based on above rates	(57,882)	4,458
Increase (decrease) due to:
Lower statutory tax rates on earnings of foreign subsidiaries	35,417	(497)
Foreign exchange and other permanent differences	(2,002)	(1,457)
Change in valuation allowance	3,157	—
Asset write-down not tax benefited	26,372	—
Other	(426)	(728)

	$4,636	$1,776

The components of future income taxes are as follows:

	2006	2005
Future income and mining tax assets
Non-capital losses	$3,157	$—
Deductible temporary differences and other	32,160	2,519

Value of future income tax and mining assets	35,317	2,519
Valuation allowance	(29,529)	—

	5,788	2,519

Future income and mining tax liabilities
Taxable temporary differences	(41,208)	(34,629)

Future income and mining tax liabilities, net	$(35,420)	$(32,110)

Presented on the combined balance sheets as:
Future income and mining tax assets	—	67
Future income and mining tax liabilities	(35,420)	(32,177)

Future income and mining tax liabilities, net	$(35,420)	$(32,110)

Deductible temporary differences are comprised primarily of book to tax differences relating to the Operations currently owned by Goldcorp Inc. to be acquired by GPJ’s reclamation liabilities. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s mining interests acquired from corporate acquisitions.

Tax Loss Carry Forwards

Tax losses in Brazil amounted to approximately $20.7 million as at December 31, 2006 (2005 – nil) and a valuation allowance for the full amount has been recorded against the related future tax asset. These losses are not expected to be available subsequent to the acquisition by GPJ.

6.	RECLAMATION AND CLOSURE COST OBLIGATIONS

The asset retirement obligations of the Operations currently owned by Goldcorp Inc. to be acquired by GPJ consist of reclamation and closure costs for both Peak mine and Amapari mine. The present value of obligations relating to these active operations is currently estimated at $17,590,000 (2005- $8,975,000) reflecting payments for approximately the next nine years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of this liability is $21,154,000 (2005—$12,443,000). An inflation rate assumption of 2% has been used. An accretion expense component of $460,000 (2005—$289,000) has been charged to operations in 2006 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5%. Changes to the reclamation and closure cost balance during the year are as follows:

	2006	2005
Reclamation and closure cost obligations – January 1	$8,975	$4,659
Reclamation expenditures	(32)	—
Accretion expense, included in depreciation and depletion	460	289
Revisions in estimates and liabilities incurred and foreign exchange adjustments	8,187	4,027

Reclamation and closure obligations – December 31	$17,590	$8,975

7.	BANK CREDIT FACILITY

Peak mine has an Aus$5,000,000 ($3,942,000), unsecured, revolving working capital facility for the Peak mine operations of which $nil was drawn down at December 31, 2006 and 2005. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum. Goldcorp has provided a guarantee in favour of the bank for an amount equal to the drawn amount and valid for the term of the working capital facility. Goldcorp’s guarantee on this working capital facility will be released upon closing of the transaction with GPJ (Note 1).

8.	SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005
Change in non-cash operating working capital
Accounts receivable	$(146)	$3,174
Income and mining taxes receivable	2,774	—
Prepaid and other assets	82	(307)
Inventories and stockpiled ore	(3,009)	(17,837)
Accounts payable and accrued liabilities	(1,636)	10,752
Income and mining taxes payable	1,228	—

	$(707)	(4,218)
Operating activities included the following cash payments
Income taxes paid	$44	$—
Interest paid	556	445

9.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures for mining interests	Total assets
			2006
Amapari	$51,524	$14,643	$(191,625)	$13,100	$128,456
Peak	79,738	18,716	21,120	25,400	202,791

Total	$131,262	$33,359	$(170,505)	$38,500	$331,247

			2005
Amapari	$—	$—	$(594)	$81,510	$288,118
Peak	66,916	10,994	11,521	22,122	190,206

Total	$66,916	$10,994	$10,927	$103,632	$478,324

10.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments exist for capital expenditures of approximately $4.7 million at Peak mine as of December 31, 2006 to be spent in 2007. The Company rents premises and leases equipment under operating leases that expire over the next three years. Following is a schedule of future minimum rental and lease payments required:

2007	$86
2008	72
2009	37

Total future minimum payments required	$195

(b)	Due to the size, complexity and nature of the Operations currently owned by Goldcorp Inc. to be acquired by GPJ Ltd, various legal and tax matters are outstanding from time to time. In the opinion of the management, these matters will not have material effect on the combined financial position or results o the operations.

11.	RELATED PARTY TRANSACTIONS

Included in corporate administration are charges from Goldcorp to Peak and Amapari for expenditures and management compensation incurred on their behalf in the amount of $1.5 million (2005: $0.8 million).

COMBINED INTERIM FINANCIAL STATEMENTS OF

OPERATIONS OWNED BY GOLDCORP INC. AND ACQUIRED

BY PEAK GOLD LTD. (FORMERLY GPJ VENTURES LTD)

OPERATIONS OWNED BY GOLDCORP INC. AND ACQUIRED BY PEAK GOLD LTD. (FORMERLY GPJ VENTURES LTD)

COMBINED BALANCE SHEETS

(US dollars in thousands - Unaudited)

	Note	March 31, 2007	December 31, 2006
Assets
Current
Cash and cash equivalents		$13,670	$16,486
Accounts receivable		3,586	6,613
Prepaid and other assets		897	811
Inventories and stockpiled ore		30,802	25,850

		48,955	49,760
Mining interests	4	273,303	274,338
Other		7,788	7,149

		$330,046	$331,247

Liabilities and Goldcorp’s Net Investment
Current
Accounts payable and accrued liabilities		$13,447	$15,702
Income and mining taxes payable		1,676	1,228

		15,123	16,930
Future income and mining taxes		35,640	35,420
Reclamation and closure cost obligations		18,024	17,590
Future employee benefits		1,902	1,979

		70,689	71,919
Goldcorp’s Net Investment		259,357	259,328

		$330,046	$331,247

COMMITMENTS AND CONTINGENCIES (SEE NOTE 8)

The accompanying notes form an integral part of the unaudited interim combined financial statements

OPERATIONS OWNED BY GOLDCORP INC. AND ACQUIRED BY PEAK GOLD LTD. (FORMERLY GPJ VENTURES LTD.)

COMBINED STATEMENTS OF OPERATIONS AND GOLDCORP’S NET INVESTMENT

(US dollars in thousands - Unaudited)

		Three Months Ended March 31
	Note	2007	2006
Revenues		$33,031	$35,181

Operating expenses		19,732	20,332
Depreciation and depletion		9,622	8,388

Earnings from mine operations		3,677	6,461

Corporate administration	9	1,123	1,849
Exploration		1,555	1,028

Earnings from operations		999	3,584

Other income (expense)
Interest and other income (expense)		(648)	29
(Loss) gain on foreign exchange		(143)	1,868

		(791)	1,897

Earnings before taxes		208	5,481
Income and mining taxes		(471)	(2,039)

Net (loss) earnings		$(263)	$3,442

Goldcorp’s Net Investment
Balance, beginning of the period		$259,328	$418,184
Net (loss) earnings		(263)	3,442
Net contribution by Goldcorp		292	4,996

Balance, end of the period		$259,357	$426,622

The accompanying notes form an integral part of the unaudited interim combined financial statements

OPERATIONS OWNED BY GOLDCORP INC. AND ACQUIRED BY PEAK GOLD LTD (FORMERLY GPJ VENTURES LTD.)

COMBINED STATEMENTS OF CASH FLOWS

(US dollars in thousands - Unaudited)

		Three Months Ended March 31, 2007
	Note	2007	2006
Operating Activities
Net (loss) earnings		$(263)	3,442
Items not affecting cash
Depreciation and depletion		9,622	8,388
Future income tax		297	(42)
Foreign exchange and other		1,176	(1,239)
Change in non-cash operating working capital	6	(3,818)	(4,412)

Cash provided by operating activities		7,014	6,136

Investing Activity
Mining interests		(10,227)	(10,342)

Cash used in investing activity		(10,227)	(10,342)

Financing Activity
Net contribution by Goldcorp		292	4,996

Cash provided by financing activity		292	4,996

Foreign exchange impact on cash and cash equivalents		105	207

(Decrease) increase in cash and cash equivalents		(2,816)	997
Cash and cash equivalents, beginning of period		16,486	7,827

Cash and cash equivalents, end of period		13,670	8,824

Cash and cash equivalents is comprised of:
Cash		$12,310	$3,030
Cash equivalents		1,360	5,794

		$13,670	$8,824

The accompanying notes form an integral part of the unaudited interim combined financial statements

NOTES TO THE INTERIM COMBINED FINANCIAL STATEMENTS OF OPERATIONS OWNED BY GOLDCORP INC. AND ACQUIRED BY PEAK GOLD LTD (FORMERLY GPJ VENTURES LTD.)

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in United States dollars, except where noted, tabular amounts in thousands)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. (“Goldcorp” or the “Company”) signed a letter of intent on February 14, 2007 to sell its Peak mine in Australia and its Amapari mine in Brazil to Peak Gold Ltd. (formerly GPJ Ventures Ltd.). The Company completed the sale of the Amapari mine and the Peak mine on April 3, 2007 and April 27, 2007, respectively. Under the terms of the agreement, Goldcorp received from Peak Gold $200 million in cash (in payment for Peak mine) and $100 million through the issuance of 155 million Peak Gold common shares (in payment for Amapari mine). As a result of this transaction, Goldcorp owns approximately 22 percent of Peak Gold.

Operations owned by Goldcorp and subsequently acquired by Peak Gold Ltd. (collectively, “Peak and Amapari”) are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold which is produced in Australia and Brazil is the primary product and is sold on the world market. The Australian operation also produces and sells quantities of copper.

2.	BASIS OF PRESENTATION

These unaudited interim combined financial statements set out the assets, liabilities, revenues, expenses, and cash flows of the Operations owned by Goldcorp Inc. and acquired by Peak Gold Ltd. pursuant to the agreement described above as at and for the periods shown. These include 100% of Amapari mine in Brazil and 100% of Peak mine in Australia. The results of operations and cash flows of Peak and Amapari were included in the consolidated financial statements of Goldcorp for 2006 and for the three-months ended March 31, 2007. All intercompany transactions and balances between Peak and Amapari have been eliminated – amounts with Goldcorp, Wheaton or other Goldcorp entities have not. These interim combined financial statements have been prepared by Goldcorp in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These interim combined financial statements follow the same accounting policies of the audited combined financial statements of the Operations for the year ended December 31, 2006, except for the new policies disclosed in Note 3, and should be read together with the audited combined financial statements of the Operations and the accompanying notes. In the opinion of management, its unaudited interim combined financial statements contain all adjustments (including normal recurring adjustments) necessary to present fairly the results of the interim periods presented. The interim results are not necessarily indicative of results for a full year.

NOTES TO THE INTERIM COMBINED FINANCIAL STATEMENTS OF OPERATIONS OWNED BY GOLDCORP INC. AND ACQUIRED BY PEAK GOLD LTD (FORMERLY GPJ VENTURES LTD.)

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in United States dollars, except where noted, tabular amounts in thousands)

3.	CHANGE IN ACCOUNTING POLICY

The Operations adopted the provisions of Sections 1530, Comprehensive Income, 3855, Financial Instruments – Recognition and Measurement, 3861, Financial Instruments – Disclosure and Presentation, and 3865, Hedges, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements, the inclusion of other comprehensive income (“OCI”), and establishes the standards for hedge accounting.

In accordance with Section 3855, the Operations now classify all financial instruments as held-to-maturity, available-for-sale, held for trading, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations and deficit. Upon adoption of this new standard, the Operations have designated its cash as held-for-trading, which is measured at fair value. Prepaids and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at cost. As of March 31, 2007, the Operations did not have any financial assets classified as available–for-sale and therefore, the adoption of the standard noted above had no effect on the presentation of the Operation’s financial statements.

The adoption of Section 1530, Section 3861, and Section 3865 had no impact on the unaudited interim combined financial statements of the Operations owned by Goldcorp Inc. and acquired by Peak Gold Ltd.

4.	MINING INTERESTS

	March 31, 2007			December 31, 2006
	Cost	Accumulated depreciation and depletion	Net	Cost	Accumulated depreciation and depletion	Net
Mining properties	$227,046	$34,750	$192,296	$222,513	$27,889	$194,624
Plant and equipment	103,524	22,517	$81,007	96,178	16,464	$79,714

	$330,570	$57,267	$273,303	$318,691	$44,353	$274,338

A summary by property of the net book value is as follows:

	Mining properties
	Depletable	Non-depletable	Total	Plant and equipment	March 31, 2007	December 31, 2006
Amapari	$7,149	$37,000	$44,149	$51,584	$95,733	$100,000
Peak	44,380	103,767	148,147	29,423	177,570	174,338

	$51,529	$140,767	$192,296	$81,007	$273,303	$274,338

The Company recorded a $172.9 million impairment charge against its investment in the Amapari mine as a result of a revision downward of its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006, reflecting the exclusion of sulfide mineralization previously included.

NOTES TO THE INTERIM COMBINED FINANCIAL STATEMENTS OF OPERATIONS OWNED BY GOLDCORP INC. AND ACQUIRED BY PEAK GOLD LTD (FORMERLY GPJ VENTURES LTD.)

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in United States dollars, except where noted, tabular amounts in thousands)

5.	BANK CREDIT FACILITY

Peak mine has an Aus$5,000,000 ($3,942,000), unsecured, revolving working capital facility for the Peak mine operations of which $nil was drawn down at March 31, 2007 and December 31, 2006. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum. Goldcorp has provided a guarantee in favour of the bank for an amount equal to the drawn amount and valid for the term of the working capital facility. Goldcorp’s guarantee on this working capital facility was released upon closing of the transaction with Peak Gold Ltd. (Note 1).

6.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31
	2007	2006
Change in non-cash operating working capital
Accounts receivable	$3,027	$4,837
Income and mining taxes receivable	—	(5,141)
Prepaid and other assets	(86)	(3,559)
Inventories and stockpiled ore	(4,952)	2,430
Accounts payable and accrued liabilities	(2,255)	(2,979)
Income and mining taxes payable	448	—

	$(3,818)	$(4,412)

7.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.

	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures for mining interests	Total assets
	Three Months Ended March 31, 2007
Amapari	$18,317	$4,976	$(1,228)	$9,172	$127,602
Peak	14,714	4,646	2,227	1,055	202,444

Total	$33,031	$9,622	$999	$10,227	$330,046

	Three Months Ended March 31, 2006
Amapari	$12,570	$3,687	$(3,087)	$5,644	$293,247
Peak	22,611	4,701	6,671	4,698	191,915

Total	$35,181	$8,388	$3,584	$10,342	$485,162

NOTES TO THE INTERIM COMBINED FINANCIAL STATEMENTS OF OPERATIONS OWNED BY GOLDCORP INC. AND ACQUIRED BY PEAK GOLD LTD (FORMERLY GPJ VENTURES LTD.)

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

(in United States dollars, except where noted, tabular amounts in thousands)

8.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments exist for capital expenditures of approximately $3.4 million at Peak mine and 1.0 million at Amapari mine as of March 31, 2007 to be spent in 2007.

(b)	Due to the size, complexity and nature of the Operations currently owned by Goldcorp Inc. to be acquired by Peak Gold Ltd., various legal and tax matters are outstanding from time to time. In the opinion of the management, these matters will not have material effect on the combined financial position or results o the operations.

9.	RELATED PARTY TRANSACTIONS

Included in corporate administration are charges from Goldcorp to Peak and Amapari for expenditures and management compensation incurred on their behalf in the amount of $0.4 million (March 31, 2006: $.7 million).